## Old Mutual 2011-2020 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---:|---:|
| **Affiliated Mutual Funds[1] - 101.6%** | | |
| **Government/Corporate - 20.2%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 3,920 | $ 41,747 |
| Old Mutual Dwight High Yield Fund | 1,186 | 12,213 |
| Old Mutual Dwight Intermediate Fixed Income Fund | 718 | 7,351 |
| Old Mutual Dwight Short Term Fixed Income Fund | 40 | 399 |
| Old Mutual International Bond Fund | 1,332 | 11,989 |
| Total Government/Corporate | | 73,699 |
| **Growth - 6.8%** | | |
| Old Mutual Growth Fund* | 1,109 | 24,729 |
| Total Growth | | 24,729 |
| **Growth-Large Cap - 5.1%** | | |
| Old Mutual Large Cap Growth Fund* | 1,256 | 18,472 |
| Total Growth-Large Cap | | 18,472 |
| **Growth-Small Cap - 4.7%** | | |
| Old Mutual Strategic Small Company Fund* | 2,013 | 17,274 |
| Total Growth-Small Cap | | 17,274 |
| **International Equity - 20.4%** | | |
| Old Mutual International Equity Fund | 8,820 | 74,265 |
| Total International Equity | | 74,265 |
| **Market Neutral-Equity - 3.6%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,314 | 13,176 |
| Total Market Neutral-Equity | | 13,176 |
| **Real Estate - 5.3%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,595 | 19,283 |
| Total Real Estate | | 19,283 |
| **Sector Fund-Real Estate - 0.6%** | | |
| Old Mutual Heitman REIT Fund | 372 | 2,232 |
| Total Sector Fund-Real Estate | | 2,232 |
| **Value - 19.1%** | | |
| Old Mutual Barrow Hanley Value Fund | 10,117 | 55,038 |
| Old Mutual Focused Fund | 733 | 14,703 |
| Total Value | | 69,741 |
| **Value-Mid Cap - 9.1%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 4,477 | 33,172 |
| Total Value-Mid Cap | | 33,172 |
| **Value-Small Cap - 6.7%** | | |
| Old Mutual TS&W Small Cap Value Fund | 1,611 | 24,644 |
| Total Value-Small Cap | | 24,644 |
| **Total Affiliated Mutual Funds (Cost $363,211)** | | **370,687** |
| **Money Market Fund - 1.0%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 3,564 | 3,564 |
| **Total Money Market Fund (Cost $3,564)** | | **3,564** |
| **Total Investments - 102.6% (Cost $366,775)†** | | **374,251** |
| **Other Assets and Liabilities, Net - (2.6)%** | | **(9,442)** |
| **Total Net Assets - 100.0%** | | **$ 364,809** |

\* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $366,775, and the unrealized appreciation and depreciation
were $17,235 and $(9,759), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as
follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | | Level 2 | | Level 3 | | Total |
|---|---|---|---|---|---|---|---|
| Investments | | | | | | | |
| Affiliated Mutual Funds | $ | 370,687 | $ | - | $ | - | $ | 370,687 |
| Money Market Fund | | 3,564 | | - | | - | | 3,564 |
| Total Investments | $ | 374,251 | $ | - | $ | - | $ | 374,251 |

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

## Old Mutual 2011-2020 Conservative Fund

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---|---|
| **Affiliated Mutual Funds[(1)] - 102.0%** | | |
| **Government/Corporate - 64.3%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 15,727 | $ 167,492 |
| Old Mutual Dwight High Yield Fund | 3,853 | 39,689 |
| Old Mutual Dwight Intermediate Fixed Income Fund | 2,331 | 23,846 |
| Old Mutual Dwight Short Term Fixed Income Fund | 576 | 5,756 |
| Old Mutual International Bond Fund | 4,286 | 38,576 |
| Total Government/Corporate | | 275,359 |
| **Growth - 3.4%** | | |
| Old Mutual Growth Fund* | 643 | 14,321 |
| Total Growth | | 14,321 |
| **Growth-Large Cap - 2.8%** | | |
| Old Mutual Large Cap Growth Fund* | 808 | 11,887 |
| Total Growth-Large Cap | | 11,887 |
| **Growth-Small Cap - 2.3%** | | |
| Old Mutual Strategic Small Company Fund* | 1,137 | 9,753 |
| Total Growth-Small Cap | | 9,753 |
| **International Equity - 6.9%** | | |
| Old Mutual International Equity Fund | 3,493 | 29,407 |
| Total International Equity | | 29,407 |
| **Market Neutral-Equity - 1.4%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 592 | 5,939 |
| Total Market Neutral-Equity | | 5,939 |
| **Real Estate - 3.7%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,129 | 15,821 |
| Total Real Estate | | 15,821 |
| **Sector Fund-Real Estate - 2.2%** | | |
| Old Mutual Heitman REIT Fund | 1,597 | 9,585 |
| Total Sector Fund-Real Estate | | 9,585 |
| **Value - 8.2%** | | |
| Old Mutual Barrow Hanley Value Fund | 5,086 | 27,670 |
| Old Mutual Focused Fund | 381 | 7,635 |
| Total Value | | 35,305 |
| **Value-Mid Cap - 3.8%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 2,217 | 16,427 |
| Total Value-Mid Cap | | 16,427 |
| **Value-Small Cap - 3.0%** | | |
| Old Mutual TS&W Small Cap Value Fund | 834 | 12,760 |
| Total Value-Small Cap | | 12,760 |
| **Total Affiliated Mutual Funds (Cost $417,072)** | | **436,564** |
| **Money Market Fund - 0.9%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 4,056 | 4,056 |
| **Total Money Market Fund (Cost $4,056)** | | **4,056** |
| **Total Investments - 102.9% (Cost $421,128)†** | | **440,620** |
| **Other Assets and Liabilities, Net - (2.9)%** | | **(12,352)** |
| **Total Net Assets - 100.0%** | | **$ 428,268** |

\* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
    common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
    as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $421,128, and the unrealized appreciation and depreciation were $24,029
and $(4,537), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
|   Affiliated Mutual Funds | $ 436,564 | $ - | $ - | $ 436,564 |
|   Money Market Fund | 4,056 | - | - | 4,056 |
| Total Investments | $ 440,620 | $ - | $ - | $ 440,620 |

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# Old Mutual 2011-2020 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | | Value |
|---|---|---|---|
| **Affiliated Mutual Funds[(1)] - 101.7%** | | | |
| **Government/Corporate - 40.1%** | | | |
| Old Mutual Barrow Hanley Core Bond Fund | 8,128 | $ | 86,569 |
| Old Mutual Dwight High Yield Fund | 3,068 | | 31,602 |
| Old Mutual Dwight Intermediate Fixed Income Fund | 1,411 | | 14,431 |
| Old Mutual Dwight Short Term Fixed Income Fund | 61 | | 613 |
| Old Mutual International Bond Fund | 3,519 | | 31,673 |
| Total Government/Corporate | | | 164,888 |
| **Growth - 5.3%** | | | |
| Old Mutual Growth Fund* | 988 | | 22,023 |
| Total Growth | | | 22,023 |
| **Growth-Large Cap - 3.6%** | | | |
| Old Mutual Large Cap Growth Fund* | 1,013 | | 14,897 |
| Total Growth-Large Cap | | | 14,897 |
| **Growth-Small Cap - 3.0%** | | | |
| Old Mutual Strategic Small Company Fund* | 1,450 | | 12,443 |
| Total Growth-Small Cap | | | 12,443 |
| **International Equity - 14.3%** | | | |
| Old Mutual International Equity Fund | 6,980 | | 58,772 |
| Total International Equity | | | 58,772 |
| **Market Neutral-Equity - 2.8%** | | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,165 | | 11,683 |
| Total Market Neutral-Equity | | | 11,683 |
| **Real Estate - 4.8%** | | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,640 | | 19,614 |
| Total Real Estate | | | 19,614 |
| **Sector Fund-Real Estate - 1.8%** | | | |
| Old Mutual Heitman REIT Fund | 1,219 | | 7,312 |
| Total Sector Fund-Real Estate | | | 7,312 |
| **Value - 13.2%** | | | |
| Old Mutual Barrow Hanley Value Fund | 7,651 | | 41,619 |
| Old Mutual Focused Fund | 636 | | 12,755 |
| Total Value | | | 54,374 |
| **Value-Mid Cap - 7.8%** | | | |
| Old Mutual TS&W Mid-Cap Value Fund | 4,316 | | 31,982 |
| Total Value-Mid Cap | | | 31,982 |
| **Value-Small Cap - 5.0%** | | | |
| Old Mutual TS&W Small Cap Value Fund | 1,352 | | 20,685 |
| Total Value-Small Cap | | | 20,685 |
| **Total Affiliated Mutual Funds (Cost $402,335)** | | | **418,673** |
| **Money Market Fund - 1.0%** | | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 4,031 | | 4,031 |
| **Total Money Market Fund (Cost $4,031)** | | | **4,031** |
| **Total Investments - 102.7% (Cost $406,366)†** | | | **422,704** |
| **Other Assets and Liabilities, Net - (2.7)%** | | | **(11,013)** |
| **Total Net Assets - 100.0%** | | $ | **411,691** |

\* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $406,366, and the unrealized appreciation and depreciation
were $23,050 and $(6,712), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | | Level 2 | | Level 3 | | Total |
|---|---|---|---|---|---|---|---|
| Investments | | | | | | | |
| Affiliated Mutual Funds | $ | 418,673 | $ | - | $ | - | $ | 418,673 |
| Money Market Fund | | 4,031 | | - | | - | | 4,031 |
| Total Investments | $ | 422,704 | $ | - | $ | - | $ | 422,704 |

 For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

## Old Mutual 2021-2030 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---:|---:|
| **Affiliated Mutual Funds[(1)] - 102.2%** | | |
| **Government/Corporate - 6.1%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 939 | $ 10,000 |
| Old Mutual Dwight High Yield Fund | 388 | 3,991 |
| Old Mutual Dwight Intermediate Fixed Income Fund | 237 | 2,428 |
| Old Mutual International Bond Fund | 519 | 4,667 |
| Total Government/Corporate | | 21,086 |
| **Growth - 7.9%** | | |
| Old Mutual Growth Fund* | 1,221 | 27,222 |
| Total Growth | | 27,222 |
| **Growth-Large Cap - 5.5%** | | |
| Old Mutual Large Cap Growth Fund* | 1,279 | 18,814 |
| Total Growth-Large Cap | | 18,814 |
| **Growth-Small Cap - 5.4%** | | |
| Old Mutual Strategic Small Company Fund* | 2,159 | 18,526 |
| Total Growth-Small Cap | | 18,526 |
| **International Equity - 26.3%** | | |
| Old Mutual International Equity Fund | 10,740 | 90,428 |
| Total International Equity | | 90,428 |
| **Market Neutral-Equity - 4.6%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,570 | 15,752 |
| Total Market Neutral-Equity | | 15,752 |
| **Real Estate - 5.3%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,454 | 18,235 |
| Total Real Estate | | 18,235 |
| **Sector Fund-Real Estate - 0.7%** | | |
| Old Mutual Heitman REIT Fund | 393 | 2,359 |
| Total Sector Fund-Real Estate | | 2,359 |
| **Value - 21.7%** | | |
| Old Mutual Barrow Hanley Value Fund | 10,525 | 57,253 |
| Old Mutual Focused Fund | 867 | 17,395 |
| Total Value | | 74,648 |
| **Value-Mid Cap - 10.3%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 4,783 | 35,446 |
| Total Value-Mid Cap | | 35,446 |
| **Value-Small Cap - 8.4%** | | |
| Old Mutual TS&W Small Cap Value Fund | 1,890 | 28,917 |
| Total Value-Small Cap | | 28,917 |
| **Total Affiliated Mutual Funds (Cost $351,875)** | | **351,433** |
| **Money Market Fund - 1.0%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 3,351 | 3,351 |
| **Total Money Market Fund (Cost $3,351)** | | **3,351** |
| **Total Investments - 103.2% (Cost $355,226)†** | | **354,784** |
| **Other Assets and Liabilities, Net - (3.2)%** | | **(11,115)** |
| **Total Net Assets - 100.0%** | | **$ 343,669** |

\* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
   common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
   as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $355,226, and the unrealized appreciation and depreciation were $12,512 and $(12,954), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities

       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | | Level 2 | | Level 3 | | Total |
|---|---|---|---|---|---|---|---|
| Investments | | | | | | | |
| Affiliated Mutual Funds | $ | 351,433 | $ | - | $ | - | $ 351,433 |
| Money Market Fund | | 3,351 | | - | | - | 3,351 |
| Total Investments | $ | 354,784 | $ | - | $ | - | $ 354,784 |

 For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

## Old Mutual 2021-2030 Conservative Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---|---|
| **Affiliated Mutual Funds[1] - 101.9%** | | |
| **Government/Corporate - 44.1%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 8,857 | $ 94,330 |
| Old Mutual Dwight High Yield Fund | 3,245 | 33,424 |
| Old Mutual Dwight Intermediate Fixed Income Fund | 1,404 | 14,365 |
| Old Mutual Dwight Short Term Fixed Income Fund | 149 | 1,484 |
| Old Mutual International Bond Fund | 3,808 | 34,270 |
| Total Government/Corporate | | 177,873 |
| **Growth - 5.2%** | | |
| Old Mutual Growth Fund* | 940 | 20,952 |
| Total Growth | | 20,952 |
| **Growth-Large Cap - 3.5%** | | |
| Old Mutual Large Cap Growth Fund* | 969 | 14,251 |
| Total Growth-Large Cap | | 14,251 |
| **Growth-Small Cap - 3.5%** | | |
| Old Mutual Strategic Small Company Fund* | 1,677 | 14,390 |
| Total Growth-Small Cap | | 14,390 |
| **International Equity - 13.2%** | | |
| Old Mutual International Equity Fund | 6,313 | 53,153 |
| Total International Equity | | 53,153 |
| **Market Neutral-Equity - 2.5%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,029 | 10,324 |
| Total Market Neutral-Equity | | 10,324 |
| **Real Estate - 4.1%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,235 | 16,605 |
| Total Real Estate | | 16,605 |
| **Sector Fund-Real Estate - 2.1%** | | |
| Old Mutual Heitman REIT Fund | 1,380 | 8,278 |
| Total Sector Fund-Real Estate | | 8,278 |
| **Value - 11.3%** | | |
| Old Mutual Barrow Hanley Value Fund | 6,266 | 34,085 |
| Old Mutual Focused Fund | 571 | 11,464 |
| Total Value | | 45,549 |
| **Value-Mid Cap - 7.3%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 3,956 | 29,316 |
| Total Value-Mid Cap | | 29,316 |
| **Value-Small Cap - 5.1%** | | |
| Old Mutual TS&W Small Cap Value Fund | 1,337 | 20,460 |
| Total Value-Small Cap | | 20,460 |
| **Total Affiliated Mutual Funds (Cost $395,613)** | | **411,151** |
| **Money Market Fund - 1.0%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 3,953 | 3,953 |
| **Total Money Market Fund (Cost $3,953)** | | **3,953** |
| **Total Investments - 102.9% (Cost $399,566)†** | | **415,104** |
| **Other Assets and Liabilities, Net - (2.9)%** | | **(11,618)** |
| **Total Net Assets - 100.0%** | | **$ 403,486** |

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
    common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
    as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $399,566, and the unrealized appreciation and depreciation were $22,309 and $(6,771), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
| Affiliated Mutual Funds | $ 411,151 | $ - | $ - | $ 411,151 |
| Money Market Fund | 3,953 | - | - | 3,953 |
| Total Investments | $ 415,104 | $ - | $ - | $ 415,104 |

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# Old Mutual 2021-2030 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---:|---:|
| **Affiliated Mutual Funds[1] - 101.6%** | | |
| **Government/Corporate - 23.4%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 4,377 | $ 46,620 |
| Old Mutual Dwight High Yield Fund | 1,521 | 15,668 |
| Old Mutual Dwight Intermediate Fixed Income Fund | 798 | 8,164 |
| Old Mutual International Bond Fund | 1,778 | 16,004 |
| Total Government/Corporate | | 86,456 |
| **Growth - 6.2%** | | |
| Old Mutual Growth Fund* | 1,025 | 22,860 |
| Total Growth | | 22,860 |
| **Growth-Large Cap - 5.3%** | | |
| Old Mutual Large Cap Growth Fund* | 1,325 | 19,487 |
| Total Growth-Large Cap | | 19,487 |
| **Growth-Small Cap - 4.7%** | | |
| Old Mutual Strategic Small Company Fund* | 2,013 | 17,273 |
| Total Growth-Small Cap | | 17,273 |
| **International Equity - 19.9%** | | |
| Old Mutual International Equity Fund | 8,698 | 73,235 |
| Total International Equity | | 73,235 |
| **Market Neutral-Equity - 3.3%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,214 | 12,177 |
| Total Market Neutral-Equity | | 12,177 |
| **Real Estate - 5.1%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,556 | 18,988 |
| Total Real Estate | | 18,988 |
| **Sector Fund-Real Estate - 0.9%** | | |
| Old Mutual Heitman REIT Fund | 540 | 3,242 |
| Total Sector Fund-Real Estate | | 3,242 |
| **Value - 17.1%** | | |
| Old Mutual Barrow Hanley Value Fund | 9,253 | 50,337 |
| Old Mutual Focused Fund | 639 | 12,811 |
| Total Value | | 63,148 |
| **Value-Mid Cap - 8.9%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 4,425 | 32,786 |
| Total Value-Mid Cap | | 32,786 |
| **Value-Small Cap - 6.8%** | | |
| Old Mutual TS&W Small Cap Value Fund | 1,636 | 25,029 |
| Total Value-Small Cap | | 25,029 |
| **Total Affiliated Mutual Funds (Cost $365,759)** | | **374,681** |
| **Money Market Fund - 1.0%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 3,602 | 3,602 |
| **Total Money Market Fund (Cost $3,602)** | | **3,602** |
| **Total Investments - 102.6% (Cost $369,361)†** | | **378,283** |
| **Other Assets and Liabilities, Net - (2.6)%** | | **(9,734)** |
| **Total Net Assets - 100.0%** | | $ **368,549** |

\* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $369,361, and the unrealized appreciation and depreciation
were $20,049 and $(11,127), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as
follows:

  Level 1 – quoted prices in active markets for identical securities

  Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | | Level 2 | | Level 3 | | Total |
|---|---|---|---|---|---|---|---|
| Investments | | | | | | | |
| Affiliated Mutual Funds | $ | 374,681 | $ | - | $ | - | $ | 374,681 |
| Money Market Fund | | 3,602 | | - | | - | | 3,602 |
| Total Investments | $ | 378,283 | $ | - | $ | - | $ | 378,283 |

 For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# Old Mutual 2031-2040 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---:|---:|
| **Affiliated Mutual Funds[1] - 102.5%** | | |
| **Government/Corporate - 2.5%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 475 | $ 5,057 |
| Old Mutual Dwight High Yield Fund | 90 | 930 |
| Old Mutual International Bond Fund | 282 | 2,536 |
| Total Government/Corporate | | 8,523 |
| **Growth - 7.9%** | | |
| Old Mutual Growth Fund* | 1,196 | 26,669 |
| Total Growth | | 26,669 |
| **Growth-Large Cap - 5.5%** | | |
| Old Mutual Large Cap Growth Fund* | 1,259 | 18,519 |
| Total Growth-Large Cap | | 18,519 |
| **Growth-Small Cap - 5.7%** | | |
| Old Mutual Strategic Small Company Fund* | 2,234 | 19,170 |
| Total Growth-Small Cap | | 19,170 |
| **International Equity - 28.5%** | | |
| Old Mutual International Equity Fund | 11,467 | 96,552 |
| Total International Equity | | 96,552 |
| **Market Neutral-Equity - 5.0%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,693 | 16,980 |
| Total Market Neutral-Equity | | 16,980 |
| **Real Estate - 5.3%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,433 | 18,076 |
| Total Real Estate | | 18,076 |
| **Sector Fund-Real Estate - 0.7%** | | |
| Old Mutual Heitman REIT Fund | 393 | 2,355 |
| Total Sector Fund-Real Estate | | 2,355 |
| **Value - 22.1%** | | |
| Old Mutual Barrow Hanley Value Fund | 10,324 | 56,161 |
| Old Mutual Focused Fund | 926 | 18,586 |
| Total Value | | 74,747 |
| **Value-Mid Cap - 10.3%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 4,718 | 34,962 |
| Total Value-Mid Cap | | 34,962 |
| **Value-Small Cap - 9.0%** | | |
| Old Mutual TS&W Small Cap Value Fund | 1,992 | 30,474 |
| Total Value-Small Cap | | 30,474 |
| **Total Affiliated Mutual Funds (Cost $348,319)** | | **347,027** |
| **Money Market Fund - 1.0%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 3,297 | 3,297 |
| **Total Money Market Fund (Cost $3,297)** | | **3,297** |
| **Total Investments - 103.5% (Cost $351,616)†** | | **350,324** |
| **Other Assets and Liabilities, Net - (3.5)%** | | **(11,968)** |
| **Total Net Assets - 100.0%** | | **$ 338,356** |

* Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
    common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
    as the investment adviser to all affiliated mutual funds.

 (A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $351,616, and the unrealized appreciation and depreciation were $13,480 and $(14,772), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
| Affiliated Mutual Funds | $ 347,027 | $ - | $ - | $ 347,027 |
| Money Market Fund | 3,297 | - | - | 3,297 |
| Total Investments | $ 350,324 | $ - | $ - | $ 350,324 |

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# Old Mutual 2031-2040 Conservative Fund

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---|---|
| **Affiliated Mutual Funds[1] - 101.9%** | | |
| **Government/Corporate - 35.0%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 6,319 | $ 67,300 |
| Old Mutual Dwight High Yield Fund | 2,932 | 30,197 |
| Old Mutual Dwight Intermediate Fixed Income Fund | 1,080 | 11,052 |
| Old Mutual International Bond Fund | 3,339 | 30,055 |
| Total Government/Corporate | | 138,604 |
| **Growth - 5.6%** | | |
| Old Mutual Growth Fund* | 997 | 22,218 |
| Total Growth | | 22,218 |
| **Growth-Large Cap - 3.2%** | | |
| Old Mutual Large Cap Growth Fund* | 851 | 12,523 |
| Total Growth-Large Cap | | 12,523 |
| **Growth-Small Cap - 3.8%** | | |
| Old Mutual Strategic Small Company Fund* | 1,772 | 15,203 |
| Total Growth-Small Cap | | 15,203 |
| **International Equity - 17.9%** | | |
| Old Mutual International Equity Fund | 8,410 | 70,807 |
| Total International Equity | | 70,807 |
| **Market Neutral-Equity - 3.0%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,189 | 11,925 |
| Total Market Neutral-Equity | | 11,925 |
| **Real Estate - 4.4%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,335 | 17,351 |
| Total Real Estate | | 17,351 |
| **Sector Fund-Real Estate - 1.2%** | | |
| Old Mutual Heitman REIT Fund | 785 | 4,710 |
| Total Sector Fund-Real Estate | | 4,710 |
| **Value - 14.0%** | | |
| Old Mutual Barrow Hanley Value Fund | 7,893 | 42,939 |
| Old Mutual Focused Fund | 622 | 12,481 |
| Total Value | | 55,420 |
| **Value-Mid Cap - 8.1%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 4,358 | 32,293 |
| Total Value-Mid Cap | | 32,293 |
| **Value-Small Cap - 5.7%** | | |
| Old Mutual TS&W Small Cap Value Fund | 1,485 | 22,712 |
| Total Value-Small Cap | | 22,712 |
| **Total Affiliated Mutual Funds (Cost $391,970)** | | **403,766** |
| **Money Market Fund - 1.0%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 3,875 | 3,875 |
| **Total Money Market Fund (Cost $3,875)** | | **3,875** |
| **Total Investments - 102.9% (Cost $395,845)†** | | **407,641** |
| **Other Assets and Liabilities, Net - (2.9)%** | | **(11,630)** |
| **Total Net Assets - 100.0%** | | **$ 396,011** |

\* Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
    common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
    as the investment adviser to all affiliated mutual funds.

 (A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $395,845, and the unrealized appreciation and depreciation were $20,279 and $(8,483), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit ri:

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | | Level 2 | | Level 3 | | Total | |
|---|---|---|---|---|---|---|---|---|
| Investments | | | | | | | | |
| Affiliated Mutual Funds | $ | 403,766 | $ | - | $ | - | $ | 403,766 |
| Money Market Fund | | 3,875 | | - | | - | | 3,875 |
| Total Investments | $ | 407,641 | $ | - | $ | - | $ | 407,641 |

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# Old Mutual 2031-2040 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---|---|
| **Affiliated Mutual Funds[1] - 101.9%** | | |
| **Government/Corporate - 15.1%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 2,262 | $ 24,089 |
| Old Mutual Dwight High Yield Fund | 1,067 | 10,989 |
| Old Mutual Dwight Intermediate Fixed Income Fund | 702 | 7,180 |
| Old Mutual International Bond Fund | 1,291 | 11,622 |
| Total Government/Corporate | | 53,880 |
| **Growth - 6.9%** | | |
| Old Mutual Growth Fund* | 1,115 | 24,850 |
| Total Growth | | 24,850 |
| **Growth-Large Cap - 5.2%** | | |
| Old Mutual Large Cap Growth Fund* | 1,256 | 18,475 |
| Total Growth-Large Cap | | 18,475 |
| **Growth-Small Cap - 5.2%** | | |
| Old Mutual Strategic Small Company Fund* | 2,167 | 18,591 |
| Total Growth-Small Cap | | 18,591 |
| **International Equity - 25.0%** | | |
| Old Mutual International Equity Fund | 10,605 | 89,293 |
| Total International Equity | | 89,293 |
| **Market Neutral-Equity - 3.7%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,310 | 13,142 |
| Total Market Neutral-Equity | | 13,142 |
| **Real Estate - 5.1%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,447 | 18,182 |
| Total Real Estate | | 18,182 |
| **Sector Fund-Real Estate - 0.4%** | | |
| Old Mutual Heitman REIT Fund | 220 | 1,321 |
| Total Sector Fund-Real Estate | | 1,321 |
| **Value - 18.7%** | | |
| Old Mutual Barrow Hanley Value Fund | 9,788 | 53,248 |
| Old Mutual Focused Fund | 673 | 13,491 |
| Total Value | | 66,739 |
| **Value-Mid Cap - 9.0%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 4,369 | 32,370 |
| Total Value-Mid Cap | | 32,370 |
| **Value-Small Cap - 7.6%** | | |
| Old Mutual TS&W Small Cap Value Fund | 1,789 | 27,378 |
| Total Value-Small Cap | | 27,378 |
| **Total Affiliated Mutual Funds (Cost $361,566)** | | **364,221** |
| **Money Market Fund - 1.0%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 3,489 | 3,489 |
| **Total Money Market Fund (Cost $3,489)** | | **3,489** |
| **Total Investments - 102.9% (Cost $365,055)†** | | **367,710** |
| **Other Assets and Liabilities, Net - (2.9)%** | | **(10,296)** |
| **Total Net Assets - 100.0%** | | $ **357,414** |

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
   common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
   as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2009.


† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $365,055, and the unrealized appreciation and depreciation were
$14,021 and $(11,366), respectively.

**Other Information:**


The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)


The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | | Level 2 | | Level 3 | | Total | |
|---|---|---|---|---|---|---|---|---|
| Investments | | | | | | | | |
|   Affiliated Mutual Funds | $ | 364,221 | $ | - | $ | - | $ | 364,221 |
|   Money Market Fund | | 3,489 | | - | | - | | 3,489 |
| Total Investments | $ | 367,710 | $ | - | $ | - | $ | 367,710 |

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# Old Mutual 2041-2050 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---|---|
| **Affiliated Mutual Funds[(1)] - 102.5%** | | |
| **Government/Corporate - 2.5%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 272 | $ 2,896 |
| Old Mutual Dwight High Yield Fund | 198 | 2,040 |
| Old Mutual International Bond Fund | 380 | 3,421 |
| Total Government/Corporate | | 8,357 |
| **Growth - 8.1%** | | |
| Old Mutual Growth Fund* | 1,242 | 27,672 |
| Total Growth | | 27,672 |
| **Growth-Large Cap - 5.4%** | | |
| Old Mutual Large Cap Growth Fund* | 1,260 | 18,537 |
| Total Growth-Large Cap | | 18,537 |
| **Growth-Small Cap - 5.7%** | | |
| Old Mutual Strategic Small Company Fund* | 2,248 | 19,291 |
| Total Growth-Small Cap | | 19,291 |
| **International Equity - 29.5%** | | |
| Old Mutual International Equity Fund | 11,918 | 100,351 |
| Total International Equity | | 100,351 |
| **Market Neutral-Equity - 4.6%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,569 | 15,732 |
| Total Market Neutral-Equity | | 15,732 |
| **Real Estate - 5.0%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,268 | 16,847 |
| Total Real Estate | | 16,847 |
| **Sector Fund-Real Estate - 0.7%** | | |
| Old Mutual Heitman REIT Fund | 377 | 2,260 |
| Total Sector Fund-Real Estate | | 2,260 |
| **Value - 22.1%** | | |
| Old Mutual Barrow Hanley Value Fund | 10,527 | 57,268 |
| Old Mutual Focused Fund | 893 | 17,920 |
| Total Value | | 75,188 |
| **Value-Mid Cap - 10.0%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 4,612 | 34,177 |
| Total Value-Mid Cap | | 34,177 |
| **Value-Small Cap - 8.9%** | | |
| Old Mutual TS&W Small Cap Value Fund | 1,970 | 30,143 |
| Total Value-Small Cap | | 30,143 |
| **Total Affiliated Mutual Funds (Cost $348,579)** | | 348,555 |
| **Money Market Fund - 1.0%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 3,313 | 3,313 |
| **Total Money Market Fund (Cost $3,313)** | | 3,313 |
| **Total Investments - 103.5% (Cost $351,892)†** | | 351,868 |
| **Other Assets and Liabilities, Net - (3.5)%** | | (11,928) |
| **Total Net Assets - 100.0%** | | $ 339,940 |

\* Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
    common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
    as the investment adviser to all affiliated mutual funds.

 (A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $351,892, and the unrealized appreciation and depreciation were $14,823 and $(14,847), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

      Level 1 – quoted prices in active markets for identical securities
      Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
      Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | | Level 2 | | Level 3 | | Total | |
|---|---|---|---|---|---|---|---|---|
| Investments | | | | | | | | |
| Affiliated Mutual Funds | $ | 348,555 | $ | - | $ | - | $ | 348,555 |
| Money Market Fund | | 3,313 | | - | | - | | 3,313 |
| Total Investments | $ | 351,868 | $ | - | $ | - | $ | 351,868 |

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# Old Mutual 2041-2050 Conservative Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---:|---:|
| **Affiliated Mutual Funds[1] - 101.7%** | | |
| **Government/Corporate - 32.6%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 6,341 | $ 67,530 |
| Old Mutual Dwight High Yield Fund | 2,426 | 24,993 |
| Old Mutual Dwight Intermediate Fixed Income Fund | 846 | 8,656 |
| Old Mutual International Bond Fund | 3,482 | 31,338 |
| Total Government/Corporate | | 132,517 |
| **Growth - 5.0%** | | |
| Old Mutual Growth Fund* | 918 | 20,459 |
| Total Growth | | 20,459 |
| **Growth-Large Cap - 3.5%** | | |
| Old Mutual Large Cap Growth Fund* | 970 | 14,271 |
| Total Growth-Large Cap | | 14,271 |
| **Growth-Small Cap - 4.1%** | | |
| Old Mutual Strategic Small Company Fund* | 1,932 | 16,579 |
| Total Growth-Small Cap | | 16,579 |
| **International Equity - 18.8%** | | |
| Old Mutual International Equity Fund | 9,076 | 76,416 |
| Total International Equity | | 76,416 |
| **Market Neutral-Equity - 3.3%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,319 | 13,227 |
| Total Market Neutral-Equity | | 13,227 |
| **Real Estate - 4.7%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,540 | 18,875 |
| Total Real Estate | | 18,875 |
| **Sector Fund-Real Estate - 0.9%** | | |
| Old Mutual Heitman REIT Fund | 607 | 3,641 |
| Total Sector Fund-Real Estate | | 3,641 |
| **Value - 14.3%** | | |
| Old Mutual Barrow Hanley Value Fund | 8,117 | 44,158 |
| Old Mutual Focused Fund | 698 | 13,995 |
| Total Value | | 58,153 |
| **Value-Mid Cap - 8.2%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 4,521 | 33,504 |
| Total Value-Mid Cap | | 33,504 |
| **Value-Small Cap - 6.3%** | | |
| Old Mutual TS&W Small Cap Value Fund | 1,674 | 25,605 |
| Total Value-Small Cap | | 25,605 |
| **Total Affiliated Mutual Funds (Cost $395,897)** | | **413,247** |
| **Money Market Fund - 1.0%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 3,976 | 3,976 |
| **Total Money Market Fund (Cost $3,976)** | | **3,976** |
| **Total Investments - 102.7% (Cost $399,873)†** | | **417,223** |
| **Other Assets and Liabilities, Net - (2.7)%** | | **(10,818)** |
| **Total Net Assets - 100.0%** | | **$ 406,405** |

\* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
   common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
   as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $399,873, and the unrealized appreciation and depreciation were $20,348 and $(2,998), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
| Affiliated Mutual Funds | $ 413,247 | $ - | $ - | $ 413,247 |
| Money Market Fund | 3,976 | - | - | 3,976 |
| Total Investments | $ 417,223 | $ - | $ - | $ 417,223 |

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# Old Mutual 2041-2050 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value |
|---|---|---|
| **Affiliated Mutual Funds[1] - 102.1%** | | |
| **Government/Corporate - 13.6%** | | |
| Old Mutual Barrow Hanley Core Bond Fund | 2,129 | $ 22,673 |
| Old Mutual Dwight High Yield Fund | 875 | 9,011 |
| Old Mutual Dwight Intermediate Fixed Income Fund | 438 | 4,487 |
| Old Mutual International Bond Fund | 1,311 | 11,801 |
| Total Government/Corporate | | 47,972 |
| **Growth - 6.7%** | | |
| Old Mutual Growth Fund* | 1,058 | 23,574 |
| Total Growth | | 23,574 |
| **Growth-Large Cap - 5.3%** | | |
| Old Mutual Large Cap Growth Fund* | 1,281 | 18,846 |
| Total Growth-Large Cap | | 18,846 |
| **Growth-Small Cap - 5.1%** | | |
| Old Mutual Strategic Small Company Fund* | 2,083 | 17,872 |
| Total Growth-Small Cap | | 17,872 |
| **International Equity - 25.9%** | | |
| Old Mutual International Equity Fund | 10,867 | 91,499 |
| Total International Equity | | 91,499 |
| **Market Neutral-Equity - 3.4%** | | |
| Old Mutual Analytic U.S. Long/Short Fund | 1,201 | 12,045 |
| Total Market Neutral-Equity | | 12,045 |
| **Real Estate - 5.5%** | | |
| Old Mutual Heitman Global Real Estate Securities Fund | 2,601 | 19,325 |
| Total Real Estate | | 19,325 |
| **Sector Fund-Real Estate - 0.7%** | | |
| Old Mutual Heitman REIT Fund | 394 | 2,364 |
| Total Sector Fund-Real Estate | | 2,364 |
| **Value - 19.3%** | | |
| Old Mutual Barrow Hanley Value Fund | 10,088 | 54,878 |
| Old Mutual Focused Fund | 660 | 13,232 |
| Total Value | | 68,110 |
| **Value-Mid Cap - 9.1%** | | |
| Old Mutual TS&W Mid-Cap Value Fund | 4,334 | 32,117 |
| Total Value-Mid Cap | | 32,117 |
| **Value-Small Cap - 7.5%** | | |
| Old Mutual TS&W Small Cap Value Fund | 1,728 | 26,441 |
| Total Value-Small Cap | | 26,441 |
| **Total Affiliated Mutual Funds (Cost $360,724)** | | **360,165** |
| **Money Market Fund - 1.0%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 3,442 | 3,442 |
| **Total Money Market Fund (Cost $3,442)** | | **3,442** |
| **Total Investments - 103.1% (Cost $364,166)†** | | **363,607** |
| **Other Assets and Liabilities, Net - (3.1)%** | | **(10,981)** |
| **Total Net Assets - 100.0%** | | **$ 352,626** |

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under
   common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves
   as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2009.

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $364,166, and the unrealized appreciation and depreciation were $11,271 and $(11,830), respectively.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments | | | | |
| Affiliated Mutual Funds | $ 360,165 | $ - | $ - | $ 360,165 |
| Money Market Fund | 3,442 | - | - | 3,442 |
| Total Investments | $ 363,607 | $ - | $ - | $ 363,607 |

 For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the
Fund's most recent semi-annual or annual financial statements.

## Old Mutual Heitman Global Real Estate Securities Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2009 (UNAUDITED)

| Description | Shares | Value (000) |
|---|---|---|
| **Common Stock - 49.8%** | | |
| **Real Estate Operation/Development - 1.9%** | | |
| Brookfield Properties | 18,300 | $ 206 |
| Hongkong Land Holdings ADR | 13,794 | 60 |
| Total Real Estate Operation/Development | | 266 |
| **REITs-Apartments - 8.0%** | | |
| American Campus Communities | 8,173 | 219 |
| AvalonBay Communities | 4,042 | 294 |
| Camden Property Trust | 2,980 | 120 |
| Equity Residential | 5,082 | 156 |
| Essex Property Trust | 1,523 | 121 |
| Home Properties | 3,500 | 151 |
| Total REITs-Apartments | | 1,061 |
| **REITs-Diversified - 8.0%** | | |
| Colonial Properties Trust | 1,100 | 11 |
| Digital Realty Trust | 8,053 | 368 |
| Duke Realty | 13,800 | 166 |
| Entertainment Properties Trust | 2,300 | 78 |
| PS Business Parks | 2,093 | 107 |
| Vornado Realty Trust | 2,962 | 191 |
| Washington Real Estate Investment Trust | 5,180 | 149 |
| Total REITs-Diversified | | 1,070 |
| **REITs-Health Care - 7.5%** | | |
| HCP | 6,911 | 199 |
| Health Care REIT | 9,685 | 403 |
| Nationwide Health Properties | 5,097 | 158 |
| Ventas | 6,122 | 236 |
| Total REITs-Health Care | | 996 |
| **REITs-Hotels - 2.7%** | | |
| DiamondRock Hospitality | 10,700 | 87 |
| Hospitality Properties Trust | 5,000 | 102 |
| Host Hotels & Resorts | 6,047 | 71 |
| LaSalle Hotel Properties | 5,300 | 104 |
| Total REITs-Hotels | | 364 |
| **REITs-Manufactured Homes - 1.5%** | | |
| Equity Lifestyle Properties | 4,680 | 200 |
| Total REITs-Manufactured Homes | | 200 |
| **REITs-Office Property - 3.5%** | | |
| Boston Properties | 2,050 | 134 |
| Brandywine Realty Trust | 3,900 | 43 |
| Corporate Office Properties Trust SBI | 7,936 | 293 |
| Total REITs-Office Property | | 470 |
| **REITs-Regional Malls - 5.6%** | | |
| Simon Property Group | 10,732 | 745 |
| Total REITs-Regional Malls | | 745 |
| **REITs-Shopping Centers - 4.8%** | | |
| Federal Realty Investment Trust | 5,103 | 313 |
| Kimco Realty | 6,600 | 86 |
| Regency Centers | 2,535 | 94 |
| Tanger Factory Outlet Centers | 3,750 | 140 |
| Total REITs-Shopping Centers | | 633 |
| **REITs-Single Tenant - 1.6%** | | |
| National Retail Properties | 9,945 | 213 |
| Total REITs-Single Tenant | | 213 |
| **REITs-Storage - 3.4%** | | |
| Public Storage | 5,154 | 388 |
| Sovran Self Storage | 900 | 27 |
| U-Store-It Trust | 5,700 | 36 |
| Total REITs-Storage | | 451 |
| **REITs-Warehouse/Industrial - 1.3%** | | |
| EastGroup Properties | 2,275 | 87 |
| First Potomac Realty Trust | 3,100 | 36 |
| ProLogis | 4,200 | 50 |

| | | |
|---|---|---|
| Total REITs-Warehouse/Industrial | | 173 |
| **Total Common Stock (Cost $5,784)** | | **6,642** |
| **Foreign Common Stock - 48.7%** | | |
| **Australia - 10.9%** | | |
| CFS Retail Property Trust | 156,620 | 277 |
| Dexus Property Group | 187,527 | 139 |
| Stockland | 24,300 | 87 |
| Westfield Group | 78,167 | 954 |
| Total Australia | | 1,457 |
| **Belgium - 0.9%** | | |
| Befimmo SCA Sicafi | 870 | 79 |
| Warehouses De Pauw SCA | 1,000 | 45 |
| Total Belgium | | 124 |
| **Canada - 3.7%** | | |
| Canadian Real Estate Investment Trust | 6,600 | 159 |
| First Capital Realty | 2,400 | 43 |
| Killam Properties | 26,400 | 171 |
| RioCan Real Estate Investment Trust | 7,400 | 124 |
| Total Canada | | 497 |
| **France - 8.0%** | | |
| Fonciere Des Regions | 875 | 102 |
| Gecina | 1,013 | 121 |
| Mercialys | 2,453 | 98 |
| Societe de la Tour Eiffel | 977 | 66 |
| Societe Immobiliere de Location pour l'Industrie et le Commerce | 684 | 88 |
| Unibail-Rodamco | 2,823 | 588 |
| Total France | | 1,063 |
| **Germany - 0.7%** | | |
| Colonia Real Estate | 2,337 | 15 |
| DIC Asset | 3,598 | 47 |
| Patrizia Immobilien* | 6,319 | 33 |
| Total Germany | | 95 |
| **Greece - 0.4%** | | |
| Eurobank Properties Real Estate Investment | 4,110 | 50 |
| Total Greece | | 50 |
| **Hong Kong - 2.6%** | | |
| Hysan Development | 51,634 | 129 |
| Link REIT | 96,878 | 213 |
| Total Hong Kong | | 342 |
| **Japan - 4.2%** | | |
| Frontier Real Estate Investment | 5 | 39 |
| Japan Retail Fund Investment | 26 | 141 |
| Nippon Building Fund | 42 | 374 |
| Total Japan | | 554 |
| **Netherlands - 2.9%** | | |
| Corio | 2,927 | 202 |
| Eurocommercial Properties | 2,508 | 99 |
| Nieuwe Steen Investments Funds | 4,324 | 81 |
| Total Netherlands | | 382 |
| **Norway - 0.5%** | | |
| Norwegian Property ASA | 42,085 | 71 |
| Total Norway | | 71 |
| **Singapore - 3.4%** | | |
| Ascendas Real Estate Investment Trust | 118,087 | 161 |
| CapitaMall Trust | 149,279 | 195 |
| Frasers Centrepoint Trust | 119,245 | 97 |
| Total Singapore | | 453 |
| **Sweden - 1.5%** | | |
| Castellum AB | 11,693 | 114 |
| Hufvudstaden AB, Cl A | 9,804 | 79 |
| Total Sweden | | 193 |
| **Switzerland - 0.8%** | | |
| Swiss Prime Site | 2,147 | 113 |
| Total Switzerland | | 113 |
| **United Kingdom - 8.2%** | | |
| Big Yellow Group | 9,102 | 55 |
| British Land | 25,008 | 190 |
| Derwent London | 4,423 | 86 |
| Great Portland Estates | 8,374 | 35 |
| Hammerson | 22,635 | 143 |

| | | |
|---|---|---|
| Land Securities Group | 24,426 | 245 |
| Liberty International | 15,433 | 119 |
| Segro | 24,038 | 142 |
| Shaftesbury | 8,699 | 50 |
| Workspace Group | 85,892 | 30 |
| **Total United Kingdom** | | 1,095 |
| **Total Foreign Common Stock (Cost $5,454)** | | **6,489** |
| **Rights - 0.0%** | | |
| Unite Group* | 743 | - |
| **Rights (Cost $0)** | | **-** |
| **Money Market Fund - 2.3%** | | |
| Dreyfus Cash Management Fund, Institutional Class, 0.182% (A) | 304,295 | 304 |
| **Total Money Market Fund (Cost $304)** | | **304** |
| **Total Investments - 100.8% (Cost $11,542)†** | | **13,435** |
| **Other Assets and Liabilities, Net - (0.8)%** | | **(106)** |
| **Total Net Assets - 100.0%** | $ | **13,329** |

\* Non-income producing security.

(A) The rate reported represents the 7-day effective yield as of September 30, 2009.

Cl - Class

REITs - Real Estate Investment Trusts

† At September 30, 2009, the approximate tax basis cost of the Fund's investments was $11,542 (000), and the unrealized appreciation and depreciation were $1,943 (000) and $(50) (000), respectively.

Amounts designated as "-" are either $0 or have been rounded to $0.

Cost figures are shown with "000's" omitted.

**Other Information:**

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of September 30, 2009 in valuing the Fund's net assets were as follows (000):

| Description | Level 1 | | Level 2 | | Level 3 | | Total | |
|---|---|---|---|---|---|---|---|---|
| Investments | | | | | | | | |
| Common Stock | $ | 6,582 | $ | - | $ | - | $ | 6,582 |
| Foreign Common Stock | | | | | | | | |
| Australia | | - | | 1,457 | | - | | 1,457 |
| Belgium | | - | | 124 | | - | | 124 |
| Canada | | 497 | | - | | - | | 497 |
| France | | - | | 1,063 | | - | | 1,063 |
| Germany | | 15 | | 80 | | - | | 95 |
| Greece | | - | | 50 | | - | | 50 |
| Hong Kong | | - | | 402 | | - | | 402 |
| Japan | | - | | 554 | | - | | 554 |
| Netherlands | | - | | 382 | | - | | 382 |
| Norway | | - | | 71 | | - | | 71 |
| Singapore | | - | | 453 | | - | | 453 |
| Sweden | | - | | 193 | | - | | 193 |
| Switzerland | | - | | 113 | | - | | 113 |
| United Kingdom | | - | | 1,095 | | - | | 1,095 |
| Rights | | - | | - | | - | | - |
| Money Market Fund | | 304 | | - | | - | | 304 |
| Total Investments | $ | 7,398 | $ | 6,037 | $ | - | $ | 13,435 |

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.